

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2021

Gerome Daren Sapp
Chief Executive Officer
370 Markets LLC
8545 W. Warm Springs Road, Ste A4 #192
Las Vegas, NV 89113

> **Re: 370 Markets LLC**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed March 9, 2021**
> **File No. 024-11383**

Dear Mr. Sapp:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 2, 2021 letter.

Amendment No. 2 to Offering Statement on Form 1-A

Exhibits

1. We note your response to comment 2. However, the operating agreement filed with your offering statement still contains a jury trial waiver provision, and does not reflect that the that the exclusive forum provision does not extend to federal securities law claims. Therefore, please amend your operating agreement to disclose, as you do in your offering circular, that the exclusive forum provision does not extend to federal securities law claims. Please also amend the disclosure in your offering circular to describe the jury trial waiver provision, and amend your offering circular and exhibit to describe the extent to which it applies to federal securities law claims, or remove the jury trial waiver provision

from your operating agreement, as you state in your response.

 Please contact Katherine Bagley at (202) 551-2545 or Dietrich King at (202) 551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services